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                                 EXHIBIT (A)(5)

DELTA  APPAREL, INC.
2750 Premiere Parkway, Suite 100
Duluth, GA  30097
(678) 775-6900

                                                               November 20, 2001


                                  NEWS RELEASE

DELTA APPAREL ANNOUNCES DUTCH AUCTION

DULUTH, Ga. - (BUSINESS WIRE) - November 20, 2001 - Delta Apparel, Inc. (AMEX-DLA) announces on November 19, 2001, Delta Apparel's Board of Directors authorized the purchase by Delta Apparel of as many as 350,000 of its shares of common stock in a tender offer expected to commence by the mailing of materials to shareholders on December 7, 2001, and end on January 10, 2002.

The offer to purchase shares will be at a price not in excess of $22.00, nor less than $19.00, net per share. Delta Apparel will consider the responses to the offer and select the lowest purchase price that will allow it to buy 350,000 shares. Delta Apparel will pay the same price per share for all shares purchased in the offering. The offer will also include a mechanism for odd lot holders to tender all their shares.

If the number of shares properly tendered is equal to or less than the number of shares Delta Apparel seeks to purchase through the offer, the purchase price will be the highest price of those prices specified by tendering shareholders. If the number of shares tendered is greater than the number sought, the Company will select the lowest purchase price that will allow it to buy the number of shares it seeks.

Georgeson Shareholder Communications has been appointed information agent for the offering. Delta Apparel believes that the repurchase of its shares currently represents an excellent use of available funds. Delta Apparel has sufficient liquid assets to consummate the offer without adversely affecting plans for growth of its business.

This press release is for informational purposes only and is not intended to serve as a solicitation to buy securities. Any solicitation to buy securities will be made only pursuant to an Offer to Purchase and Letter of Transmittal which Delta Apparel expects to mail to shareholders and file with the Securities and Exchange Commission ("Commission") on December 7, 2001. Before tendering shares, shareholders should read these documents carefully as they will contain important information. Investors can also obtain copies of these and other documents filed with the Commission in connection with the tender offer for free at the Commission's Web site at www.sec.gov http://www.sec.gov and from Delta Apparel.

Delta Apparel, Inc. is a vertically integrated manufacturer and marketer of high quality knit apparel. The Company specializes in selling undecorated T-shirts, golf shirts and tank tops to distributors, screen printers and private label accounts. Delta Apparel has operations in five states, two company-operated sewing facilities in Honduras and one company-operated sewing facility in Mexico. The Company employs about 2,600 worldwide.

CONTACT: Delta Apparel, Inc.
Herb Mueller, 678/775-6948

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